

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 1, 2017

Jonathan Gregory
Chief Executive Officer
Royale Energy Holdings, Inc.
1870 Cordell Court, Suite 210
El Cajon, CA 92020

> **Re: Royale Energy Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 21, 2017**
> **File No. 333-216055**

Dear Mr. Gregory:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2017 letter.

Summary, page 17

1. We note that in Amendment No. 2 you removed the section "Interests of Certain Persons in the Merger" from the Summary. As previously requested, please explain why this disclosure was deleted. Alternatively, please restore this disclosure.

Matrix Oil Management Corporation, page 17

2. Please revise the figures representing the net quantities Matrix's total proved reserves and total net acreage as of December 31, 2016 to resolve the inconsistencies with the comparable information provided elsewhere on pages 102 and 142, respectively. This comment also applies to the comparable disclosure provided on pages 27 and 134.

Risks Relating to Matrix's Business, page 41

Failure to obtain the senior lenders' consent could delay the merger, page 43

3.   Please update the disclosure on page 43 to clarify whether Matrix's senior lenders have consented to the merger and related transactions.

A Significant Portion of Matrix's Net Leasehold Acreage Is Undeveloped…, page 45

4.   The figures expressed as a percentage representing the proportion of Matrix's total proved undeveloped reserves, the PV-10 of such reserves, and the total proved reserves relating to the Sansinena Field appear to be inconsistent with such percentages determined using the information provided on page 138. Please resolve these inconsistencies or tell us why a revision is not needed. This comment also applies to the comparable disclosure relating to the Sansinena Field provided on page 141.

Estimates of Proved Oil and Natural Gas Reserves…, page 46

5.   The figure expressed as a percentage representing the proportion of Matrix's reserves that were classified as proved undeveloped reserves appears to the inconsistent with the comparable percentage determined using the information provided on page 138. Please resolve these inconsistencies or tell us why a revision is not needed.

Opinion of Northland Capital Markets to Royale Board of Directors, page 61

Net Asset Valuation Analysis, page 67

6.   We note your response to prior comment 5 and reissue our prior comment in part. Please quantify the assumptions that were used to calculate the net asset value of each of Matrix and Royale and which are listed in items (i) through (iv) of each of the last two full paragraphs on page 67. In addition, please revise your disclosure to describe the "risking factors" that were discussed with management of Royale and Matrix and applied to Royale's reserves and which are referenced in item (i) of the last full paragraph on page 67.

7.   We note disclosure on page 67 indicating that Matrix's proved undeveloped reserves in the Sansinena Field were risked by 50% in Northland's net asset valuation analysis due to the lack of recent, offsetting wells having been drilled at the time of the Matrix reserve report to validate the ultimate recoveries. Please expand your disclosure to clarify if this was the sole reason for applying the 50% risk factor to the Sansinena Field proved undeveloped reserves, and if not, explain in reasonable detail what other reason(s) and/or assumptions were taken into consideration in arriving at the 50% risk factor.

8.   We also note disclosure in item (i) on page 67 indicating that the PV-10 used in the net asset valuation analysis for Matrix incorporated risking factors based on the reserve category, e.g. proved developed producing, proved developed non-producing and proved undeveloped, of the reserves from the Matrix reserve report. Please expand your disclosure to specify the risking factors applied by reserve category in the analysis and explain in reasonable detail the reason(s) and/or other assumptions that were taken into consideration in arriving at the risking factors for each reserve category. Also revise your disclosure to clarify if the 50% risk factor for the Sansinena Field proved undeveloped reserve was applied to the net reserve quantities or the PV-10 of such reserves.

9.   To facilitate our understanding of the reserves information used in the Matrix net asset valuation analysis please tell us (i) the effective date for the estimates contained in the reserves report used for the analysis and (2) provide us with the first-day-of-the-month initial SEC benchmark price of oil and natural gas, before adjustments for location and quality differentials such as transportation, quality, and gravity, for the reserves included in that report, exclusive of any subsequent price adjustments incorporated by Northland in the commodity price sensitivity as of October 21, 2016.

10.   We note the figures relating to Matrix's proved undeveloped reserves for the Sansinena Field as of December 31, 2016 were revised downward from the 10,334 MBoe as disclosed on page 114 of Form S-4, filed February 14, 2017, to 6,329 MBoe as disclosed on page 138 of Form S-4, filed June 16, 2017. Please clarify for us the extent that the downward revisions in the estimates disclosed as of December 31, 2016 were related to the risk factor noted in the net asset valuation analysis regarding the lack of recent, offsetting wells having been drilled to validate the ultimate recoveries of the proved undeveloped reserves. If the downward revisions were not related to this risk factor, please explain to us in reasonable detail the reason(s) for the revisions in such estimates and explain to us how you considered the requirements in the definitions of reasonable certainty, proved reserves and undeveloped reserves in Rule 4-10(a)(24), (a)(22) and (a)(31)(i) of Regulation S-X, respectively, in classifying the 6,329 MBoe as proved reserves.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 92

11.   We note in response to prior comment six you present at Note (2) a table showing how you calculated pro forma weighted average shares outstanding on a basic and diluted basis as presented on the Unaudited Pro Forma Condensed Statement of Operations for the Fiscal Year Ended December 31, 2016. Please tell us why you present different numbers for the weighted average shares outstanding on the Unaudited Pro Forma Condensed Statement of Operations for the Three Months Ended March 31, 2017 and why you have not presented details of these numbers were calculated.   Further, we note in your purchase price calculation you indicate 25,855,182 shares of Holdings will be issued in exchange for common stock held by Matrix, Matrix LP interests and the Matrix operator, but in your weighted average shares outstanding calculation you present

25,830,903 shares of Holdings being issued to these entities. Please explain why these numbers differ and confirm you have adhered to the guidance in Rule 11-02(b)(7) of Regulation S-X which states the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the particular transaction or event taken place at the beginning of the period presented.

Royale's Properties, page 116

Net Proved Oil and Natural Gas Reserves, page 117

12.   We have read your response to prior comment 13 and note your revisions to resolve the inconsistencies in the narrative discussion of Royale's proved undeveloped reserves and the changes therein provided on page 117. However, the disclosure relating to proved oil reserves includes a discussion of changes that occurred in proved undeveloped oil reserves and the changes that occurred in total proved oil reserves, e.g. undeveloped plus developed oil reserves.

In this regard, we note the discussion appears to indicate that Royale converted all of the 3,600 BBLs of proved undeveloped reserves disclosed at the beginning of the year to proved producing reserves and increased that estimate by an additional 2,446 BBLs which resulted in proved undeveloped reserves of zero and proved developed oil reserves of 5,856 BBLs as of December 31, 2016. The figures provided in the discussion appear to indicate the total proved oil reserves should be 6,046 BBLs rather than the 5,856 BBLs as disclosed here and elsewhere on page F-23. The discussion of the changes in total proved oil reserves provided on page 117 does not appear to account for the 193 BBLs of production that occurred during the year and after the proved undeveloped reserves were converted to proved producing reserves.

Please revise your disclosure to provide all of the information necessary to reconcile the overall change that occurred during the year in total proved oil reserves. Alternatively, revise your discussion to focus solely on the changes in proved undeveloped reserves that occurred during the year as required pursuant to Item 1203(b) of Regulation S-K and separately discuss the changes in total proved reserves or refer to the discussion of the changes in total proved reserves provided elsewhere on page F-23.

13.   We have read your response to prior comment 14 and note your revisions to the disclosure provided on page 117 to discuss the progress made during the year to convert proved undeveloped reserves to proved developed reserves. However, your expanded discussion does not quantify the amount of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves. Therefore, we re-issue our prior comment. Should you require further guidance, please refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

Matrix Oil Management Corporation and Affiliates

Supplemental Information about Oil and Gas Producing Activities (Unaudited), page F-63

Changes in Estimated Reserve Quantities, page F-64

14.   We have read your response to prior comment 12 and note your revisions to resolve the inconsistencies in the disclosure of Matrix's reserves provided on page 102 and 138. However, it appears that an arithmetic summation of the separate line item figures for proved developed and proved undeveloped reserves, by product type of oil and natural gas presented on page F-64 at the beginning and end of the period for the fiscal years ended December 31, 2016, 2015 and 2014, are for the most part inconsistent with the line item figures shown as proved developed plus undeveloped reserves in the tabular reconciliation of the changes in total proved reserves. Please resolve these inconsistencies or tell us why a revision is not needed.

Exhibits

15.   Please file the opinions of tax counsel and executed copies of the convertible notes filed as Exhibits 10.1 and 10.2 to Amendment No. 1 and the Term Loan Agreement filed as Exhibit 10.3 to the current amendment as exhibits to your registration statement.

16.   Please have the independent auditors of Matrix Oil Management Corporation update the date of its consent relating to its audit report prior to effectiveness of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Lee Polson, Esq.
       Strasburger &Price, LLP